Via Facsimile and U.S. Mail
Mail Stop 6010

April 10, 2008

Mr. Sean T. Leonard
Senior Vice President and Chief Financial Officer
Ambac Financial Group, Inc.
One State Street Plaza
New York, New York 10004

Re: **Ambac Financial Group, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2007
        File No. 1-10777

Dear Mr. Leonard:

        We have reviewed your filing and have the following comments. In our
comments, we ask you to provide us with information to better understand your
disclosure. Where a comment requests you to revise disclosure, the information you
provide should show us what the revised disclosure will look like and identify the annual
or quarterly filing, as applicable, in which you intend to first include it. If you do not
believe that revised disclosure is necessary, explain the reason in your response. After
reviewing the information provided, we may raise additional comments and/or request
that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Management's Discussion and Analysis

Financial Guarantee Insurance Losses and Loss Expense, page 48

1. We believe your disclosure regarding loss reserves for RMBS non-derivative
    insurance could be improved to better explain the judgments and uncertainties

surrounding these estimates and the potential impact on your financial statements. Please revise your disclosures to:

- Discuss how each of your key assumptions in developing these reserves has changed historically over the periods presented,
- Discuss how management has adjusted each of the key assumptions used in calculating the loss reserve as of December 31, 2007. This discussion should show the link between what has happened to the key assumptions in the past to what management is currently using as its key assumptions,
- Disclose the changes in the key assumptions that led to your reasonably likely scenario resulting in a present value claims payments of approximately $750 million for the deals that are currently contributing to your aggregate loss reserves, and
- Disclose why you have limited the sensitivity analysis to the $4.9 billion net par outstanding which you say are "currently contributing to our aggregate loss reserves" as opposed to the $53.2 billion total par outstanding for all mortgage-backed and home equity financial guarantees.

2. You disclose that you have asset-backed and conduits of $56 billion within Structured Finance and International Finance. Please disclose a breakdown of your outstanding asset-backed and conduit exposures by asset type and credit rating as of December 31, 2007 similar to that which you provided for collateralized debt obligations on page 58.

Valuation of Financial Instruments, page 52

3. You disclose that 87% of the investment portfolio was valued using a nationally recognized pricing service at December 31, 2007. While you are not required to make reference to this independent pricing service, when you do you must also disclose the name of the independent pricing service. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the independent pricing service.

4. You disclose that your models and the related assumptions are continuously reevaluated by management and enhanced as appropriate, based on improvements in modeling techniques. Please disclose the nature of and the reasons for significant changes that you have made to your modeling techniques and their financial statement impacts.

5. You disclose that you use various vendor-developed and proprietary models to determine the fair value of your $66.2 billion exposure to credit derivatives. Please explain how the models calculate fair value and provide a more robust disclosure of the various inputs and assumptions used in the respective models. Please discuss how you factored in market credit spreads, default probabilities,

default timing, correlation, recovery rates, collateral value and any other significant items in your inputs and assumptions.   Please also include quantified and narrative disclosure of the impact that reasonably likely changes in the key assumptions (i.e. expected term, fair value and credit rating of underlying reference obligations, and financial guarantee CDS fees) used would have on the financial statements at December 31, 2007.

6. Please include a thorough discussion in your disclosure of the strengths and weaknesses of your CDS modeling techniques.

7. It appears that in valuing your CDS you adjusted the CDS fee input only after a downgrade had occurred on the underlyings of CDS. In arriving at the fair value of your CDS, please disclose whether and to what extent you adjust the CDS fee input based on the probability of credit quality deterioration of your credit derivatives before an actual downgrade occurs.

8. You disclose that in a small number of transactions that you are required to make a payment equal to the difference between the par value and market value of the underlying obligation or purchase the underlying obligation at its par value. Please disclose the following with respect to these transactions and similar transactions that are not "pay-as-you-go" as discussed on page 57 at December 31, 2007:

    • The number and notional amount of these credit default swap transactions grouped according to the obligations credit rating,
    • The amount by which par value exceeds market value at December 31, 2007, and
    • The projected cash outlays on these transactions.

Direct RMBS Portfolio Exposure, page 55

9. It appears you have recorded a $302 million loss reserve at December 31, 2007 on the $43.1 billion guaranteed structured finance securities backed by mortgages and home equity loans. Of the $43.1 billion, you disclose that $4.2 billion are rated below investment grade and $8.3 billion are sub-prime mortgages. Please disclose the following regarding these guaranteed structured finance securities:

    • The amount and level of subordination in the second-lien, sub-prime and mid-prime mortgage-backed securities that you guaranteed at December 31, 2007 and the original amount and level of the subordination when you entered into the $43.1 billion structured finance transactions,

- The amount and level of subordination in the sub-prime and second lien mortgage securities relating to the $4.2 billion of below investment grade securities,
- The primary differences between your BBB internal credit rating and a below investment grade internal credit rating, such as a BB or B in your internal rating methodology,
- How the 21% level or $3.6 billion amount of second lien mortgage loans that you classified as below investment grade was factored in your loss reserve analysis, and
- How you factored Standard & Poor's projected losses of 18% to 20% for mortgages originated in 2006 and 16% to 18% for mortgages originated in 2007 and your disclosures of elevated risks in determining your loss reserves on sub-prime, mid-prime and second lien mortgages in your analysis.

Breakout of CDO of ABS >25% RMBS Exposure, page 59

10. Please disclose the net derivative asset (liability) of each CDO of ABS. In addition, disclose the amount of subordination in your CDO of ABS at December 31, 2007 and the original amount of the subordination when you entered into the credit default swap contracts.

Other CDO Commitments, page 60

11. Please separately quantify the amount of High-Grade and Mezzanine CDO of ABS securities in the $4 billion static pool and disclose the external credit rating.

Liquidity and Capital Resources - Contractual Obligations, page 74

12. You disclose other long-term liability contractual payments of $414.8 million in 2012 and $1.1 billion in the Thereafter column. Based on the magnitude of these cash outflows please provide a more robust disclosure of the nature of these contractual obligations.

13. In note (8) you disclosed that the contractual obligations table excludes potential payments on credit derivatives contracts. Please disclose the interest and principal obligations due on credit defaults swaps that are in default at December 31, 2007 in a separate line item in the contractual obligations table**.**

Risk Management - Market Risks, page 90

14. Please disclose the derivative products that make up the "Other" credit derivatives of $16.3 billion and the credit market conditions and other factors that contributed to the $147 million loss.

15. You recognized a $222 million realized loss on your $20.8 billion exposure to collateralized loan obligation derivative contracts in 2007. Please expand your disclosures to address the following:

- The notional amount of your collateralized loan obligation exposure classified according to credit rating,
- The original amount of subordination and the amount of subordination at December 31, 2007 in the collateralized loan obligations to provide protection against losses, and
- Your exposure to loss due to industry concentrations or industry specific factors.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 101

16. Please tell us what net cash collateral received represents and why it is classified as a financing activity. In addition, please tell us why you determined a net presentation was appropriate under paragraphs 11-13 of SFAS 95.

Note 6 – Reinsurance, page 121

17. Please disclose the net credit derivative assets (liabilities) related to credit default swap transactions with the reinsurers in a separate column within the table.

Note 10 – Income Taxes, page 128

18. You disclose that no valuation allowance is necessary on the $2.1 billion in deferred tax assets recorded in 2007. We, however, note the following disclosures in your filing:

- On page 19 you disclose that you have been placed at a significant disadvantage regarding your credit rating and perceived financial strength and trading value as a financial guarantor versus two of your principal competitors,
- On page 24 you disclose that you have been able to write only a limited amount of new financial guarantee business since November 2007,

- On page 64 you disclose that public finance insured penetration dropped to 30% in December 2007 from 50% for the first time since 2001,
- On page 7 you disclose that your ability to write financial guarantee policies in the secondary market has also been adversely impacted by the credit rating downgrade of the rating agencies,
- On page 47 you disclose that you discontinued writing new Financial Services business, a business that generated revenues of $381 million in 2007 and $469 million in 2006,
- On page 47 you disclose that you would discontinue underwriting various domestic and international structured finance businesses, and
- On page 93 you disclose that marked-to-market losses on credit derivatives and total return swaps losses were approximately $650 million in January 2008 with the trend continuing in February 2008. This would appear to indicate that you have incurred another $1.3 billion in losses on top of the $6 billion in marked-to-market losses recognized in 2007.

Please disclose within MD&A all of the positive and negative factors that you considered, and the reason that you concluded that it is more likely than not that the $2.1 billion in deferred tax assets will be recovered. Please refer to paragraphs 20-25 of SFAS 109.

Note 19 – Segment Reporting, page 146

19. Please tell us your operating segments as defined in SFAS 131. If your public finance, structured finance and credit default swap derivative products are operating segments, please also tell us the reasons for aggregating them in the Financial Guarantee segment. Please discuss how you determined that the economic characteristics of these product lines and how each of the five criteria for aggregation outlined in paragraph 17 of SFAS 131 are similar.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gus Rodriguez, Staff Accountant, at (202) 551-3752, or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant